EXHIBIT (a)(5)(A)
CLRO LOGO
PRESS RELEASE
Contacts:	ClearOne Communications, Inc.
Investor Relations
(801) 303-3555

CLEARONE ANNOUNCES TENDER OFFER TO REPURCHASE UP TO 2,000,000 SHARES REPRESENTING 20% OF SHARES OUTSTANDING

Salt Lake City, UT – August 11, 2008 – ClearOne Communications, Inc. (NASDAQ: CLRO) today announced that it intends to repurchase up to 2,000,000 of its shares in a modified Dutch auction tender offer at a price per share of no less than $4.00 and no greater than $5.00 per share.  If the offer is fully subscribed at the maximum per share price of $5.00, the company’s outstanding shares would be reduced by approximately 20% at an aggregate cost of approximately $10 million.  The tender offer will commence on or about August 18, 2008, and expire 20 business days thereafter, unless extended.  The tender offer will be financed from the company’s existing cash and investments.

ClearOne’s board of directors has approved the tender offer but neither the company nor its board of directors is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares.  Shareholders must decide how many shares they will tender, if any, and at what purchase price(s) their shares should be tendered.

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the company’s common stock.  The solicitation of offers to buy the company’s common stock will only be made pursuant to the offer to purchase and related materials that the company will be sending to its shareholders.  Shareholders are encouraged to carefully read the tender offer materials as they contain important information, including various terms and conditions to the offer.  Shareholders can obtain the offer to purchase and related materials at no charge at the SEC’s website at www.sec.gov, or by contacting the company at the phone number listed above.  Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer.

About ClearOne
ClearOne is a communications solutions company that develops and sells audio conferencing systems and other related products for audio, video, and web conferencing applications.  The reliability, flexibility, and performance of ClearOne’s comprehensive solutions create a natural communications environment, which saves organizations time and money by enabling more effective and efficient communication.  For more information, visit ClearOne’s website at www.clearone.com.

This release contains “forward-looking” statements that are based on present circumstances and on ClearOne’s predictions with respect to events that have not occurred, that may not occur, or that may occur with different consequences and timing than those now assumed or anticipated.  Such forward-looking statements, including statements regarding the company’s ability to successfully commercialize newer  products and enter new markets, are not guarantees of future performance or results and involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward-looking statements.  Such forward-looking statements are made only as of the date of this release and ClearOne assumes no obligation to update forward-looking statements to reflect subsequent events or circumstances.  Readers should not place undue reliance on these forward-looking statements.